Joseph J. Tomasek, Esq.
                             77 North Bridge Street
                          Somerville, New Jersey 08876

                                February 15, 2007

VIA EDGAR AND TELECOPY DELIVERY
Filing Desk
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20005

Attention:   Barbara C. Jacobs, Assistant Director
             Kathleen Collins, Accounting Branch Chief

                 Re:   Magnitude Information Systems, Inc.
                       Amendment No. 4 to Registration Statement on Form SB-2 Commission File No. 333-138961

Dear Assistant Director Jacobs and Branch Chief Collins:

      We are filing via EDGAR today our fourth amendment to our combined, above identified registration statement (the "Amendment") on behalf of Magnitude Information Systems, Inc. (the "Company").The Amendment contains a revised "Subsequent Event" footnote in the financial statements for the quarter ended September 30, 2006 as follows:

Subsequent Event

In November, 2006, the Company filed this registration statement with the Securities and Exchange Commission via the electronic EDGAR System, making it publicly available. While the registration statement was still pending and being reviewed by the Securities and Exchange Commission, the Company engaged in two settlement negotiations: the first was with our former CEO and President, Steven
D. Rudnik, pursuant to which we issued to him 13,861,875 Company securities in exchange for an outstanding Company note in the approximate amount of $100,000, accrued interest and a debt of $15,000, and; the second settlement was with our former executive, Steven Jagels, pursuant to which we issued to him 3,000,000 shares in exchange or his claims against the Company arising under his employment agreement. Due to the pending public offering at the time, these transactions could be deemed transactions by an issuer not involving a public offering and therefore could possibly have violated the private placement offering rules. As a result, if the private offering exemption was not available to the Company for these transactions they could be deemed integrated with the public offering. The integration of these two transactions with the pending public offering, would implicate a possible Section 5 violation under the Securities Act which prohibits sales of securities while a public offering is pending. If a court of competent jurisdiction were to find that we, in fact, violated Section 5, it could require the Company to rescind the settlement agreements with Messrs. Rudnik and Jagels, a remedy that could be available to either of them anytime during the one year period following the consummation of these transactions. The Company believes based


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Securities and Exchange Commission
Attn:  Barbara C. Jacobs, Assistant Director
February 15, 2007
Page 2

on an analysis of any potential contingent liabilities under FAS 5 that the possible rescission by Mr. Rudnik would have no material impact on the Company's financial statements nor to the presentation in the Company's financial statements for the liabilities represented by the Rudnik obligations. If Mr. Rudnik chose to rescind his settlement agreement, all of his exchanged debt would be reinstated: his approximate $100,000 demand note, the approximate $10,000 in accrued interest thereunder and the $15,000 payment, representing all of the debt obligations exchanged for the 13,861,875 of securities issued to him. However, in Mr. Jagels' case, a rescission would likely reinstate his lawsuit against the Company and his claims for approximately $125,000, less the $20,000 paid to him by the Company would proceed. An order of rescission obtained by either or both from a court of competent jurisdiction could likely have a material adverse effect on the Company's cash position, liquidity and financial condition.


                                                 Very truly yours,

                                                 /s/ Joseph J. Tomasek
                                                 ----------------------------
                                                 Joseph J. Tomasek, Esq.

cc  Securities and Exchange Commission:
     Daniel Lee, Esq., Staff